RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS

AMENDMENT NO. 1 TO DISTRIBUTION PLAN

THIS AMENDMENT NO. 1 TO DISTRIBUTION PLAN (this “Amendment”) is made this 3rd day of December, 2009, with respect to that certain Distribution Plan (the “Plan”) adopted by the RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS (the “Trust”), a statutory trust organized under the laws of the State of Delaware.

Background

A. The Plan was approved in March 1994 before the commencement of investment operations of the first series of the Trust on May 10, 1994, and currently applies to the Original Class shares of the series of the Trust, and may apply to these and other series of the Trust and particular classes of shares as approved from time to time by the trustees of the Trust or the shareholders of the relevant share class to the extent required (such covered shares, the “Shares”).

B. The purpose of this Amendment is to clarify and memorialize that, since inception of the Plan, Rainier Investment Management, Inc., as the investment adviser to the series of the Trust and the Distribution Coordinator appointed under the Plan (the “Advisor”), served merely as a payment administrator of amounts from the Plan paid to third parties for the distribution or servicing, or both, of the Shares, and that those amounts could have instead been paid directly by the Trust or through another party.

C. The disinterested Trustees and the full Board of Trustees have approved the payment of amounts from the Plan for purposes of distribution or servicing or both of the Shares, and that the reimbursement by the Plan to the Adviser of amounts paid by the Advisor to third parties for those purposes has not constituted, and does not constitute, a fee or compensation to the Adviser for any services.

D. Section 6 of the Plan permits the disinterested trustees of the Trust to approve in person an amendment to the Plan that does not materially increase the amount to be spent for servicing and distribution under the Plan.

Agreement

1. The following sentence shall be added to the end of Section 1 of the Plan:

“Amounts paid to the Advisor under this Section 1 that represent the reimbursement of amounts paid or to be paid by the Adviser to third parties do not represent compensation to the Advisor for any services by the Adviser or its affiliates, and are paid through the Advisor only in its administrative role for purposes of facilitating and monitoring payments under the Plan to ensure compliance with the terms of the Plan and applicable law.”

2. The first sentence of Section 2 of the Plan, which previously stated “All Distribution Expenses of Advisor in excess of its compensation hereunder shall be borne by the Advisor,” shall be replaced with the following sentence:

“All Distribution Expenses incurred by the Advisor, or paid by the Advisor, in excess of the amounts payable under the Plan shall be borne by the Advisor or otherwise borne by the applicable class of shares of the appropriate Fund only to the extent consistent with applicable law.”

3. Except as expressly amended by this Amendment, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their duly authorized officers, all on the day and year first above written.

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS		RAINIER INVESTMENT MANAGEMENT, INC., as Distribution Coordinator

By:	/s/ Kristin Howell	By:	/s/ James M. Ridgeway
Title:	Secretary	Title:	CEO

2